May 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-131897

Dear Sir/Madam:

     In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, Burger King Holdings, Inc. (the "Company") hereby requests that the effective date for the Registration Statement referred to above (the "S-1 Registration Statement") be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on May 17, 2006, or as soon thereafter as is practicable, unless we request by telephone that such Registration Statement be declared effective at some other date or time. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

     We understand that the Company's Registration Statement on Form 8-A (filed with the Commission on May 9, 2006, File No. 001-32875) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

BURGER KING CORPORATION
5505 Blue Lagoon Drive • Miami, Florida 33126 • (305) 378-7011

Securities and Exchange Commission	2	May 10, 2006

Sincerely,

Burger King Holdings, Inc.

By:	/s/ Anne Chwat

	Name:	Anne Chwat
	Title:	General Counsel and
Corporate Secretary

cc:	Philip Smith
KPMG LLP

William F. Gorin, Esq.
Cleary Gottlieb Steen & Hamilton
LLP

Jeffrey Small
Deanna Kirkpatrick
Christopher S. Schell
Davis Polk & Wardwell